Endeavour Silver Revises Q1 Earnings Date to May 5, 2016

VANCOUVER, BC -- (Marketwired - April 27, 2016) - Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) has revised the date of its First Quarter, 2016 financial results. The results will now be released before market on Thursday, May 5, 2016 and a telephone conference call will be held at 10:00am PDT (1:00pm EDT) on Thursday, May 5, 2016. To participate in the conference call, please dial the following:

Toll-free in Canada and the US: 1-800-319-4610

Local Vancouver: 604-638-5340

Outside of Canada and the US: 1-604-638-5340

No pass-code is necessary.

A replay of the conference call will be available until May 19, 2016 by dialing 1-800-319-6413 in Canada and the US (toll-free) or 1-604-638-9010 outside of Canada and the US. The required pass-code is 00389#. The replay will also be available on www.edrsilver.com.

About Endeavour - Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start-up in 2004, the company has grown its mining operations to produce 11.4 million ounces of silver and equivalents in 2015. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver's shares trade on the TSX (symbol EDR) and on the NYSE (symbol EXK).

For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com